Exhibit 99.2

Various Measures Contributed to a Flying Start to 2021 and Best Quarterly Results in the Past 7 Years

PetroChina Recorded Net Profit of RMB27.7 Billion in First Quarter of 2021

(Beijing, 29 April 2021) – PetroChina Company Limited (“PetroChina” or “the Company”, HKSE: 00857; NYSE: PTR; SSE: 601857) announced today that in the first quarter of 2021, grasping the favorable opportunities of macroeconomic recovery and demand rebound in the oil and gas market, the Company continued to optimize production and operation, vigorously strengthened marketing and further enhanced quality and profitability. The Company’s operating results enjoyed a promising start to 2021, achieving the best quarterly performance in the past 7 years.

Major products recorded growth in production and sales. Domestic oil and gas equivalent output was 373 million barrels, representing an increase of 4.3% year-on-year. Marketable natural gas output was 1.12 trillion cubic feet, representing an increase of 9.6% year-on-year. Outputs of chemical commodity products reached 7.381 million tons, representing an increase of 10.8% year-on-year. A total of 24.195 million tons of refined oil was sold domestically, representing an increase of 20.9% year-on-year. Domestic natural gas sales volume reached RMB54.655 billion cubic meters, representing an increase of 14.6% year-on-year. Key cost metrics continued to decline. The oil and gas lifting cost decreased by 8.0% year-on-year after excluding the impact of exchange rate changes, while cash processing cost of refineries decreased by 8.2% year-on-year. Operating efficiency significantly increased. Under the International Financial Reporting Standards, PetroChina achieved a revenue of RMB551,923 million in the first quarter of 2021, representing an increase of 8.4% year-on-year. The net profit attributable to owners of the Company amounted to RMB27,721 million, achieving the best quarterly performance in the past 7 years.

First Quarter Results Review

Strengthened exploration and production, spared no effort to increase profitable production. The Company vigorously implemented the strategy of “stabilizing oil and increasing gas”, which helped domestic oil and natural gas equivalent output reach 373 million barrels, representing an increase of 4.3% year-on-year. Domestic marketable natural gas output reached 1.12 trillion cubic feet, representing an increase of 9.6% year-on-year. The Exploration and Production segment recorded an operating profit of RMB12,882 million. The Company strictly controlled cost and expenses and continued to reduce the unit oil and gas lifting cost, which decreased by 8% compared with the same period last year, after excluding the impact of exchange rate changes.

Adhered to the principles of market orientation and significantly raised refining profitability. The Company seized the favorable tailwinds of demand rebound and price increase of refining and chemicals products, actively promoted transformation and upgrading, solidified the connection between production and sales, continued to optimize product structure, and strived to enlarge the production and sales of high value-added products. The Company processed 298 million barrels of crude oil, representing an increase of 7.8% year-on-year; produced major oil products of 26.946 million tons, representing an increase of 6.9% year-on-year; outputs of chemical commodity products reached 7.381 million tons, representing an increase of 10.8% year-on-year. The Refining and Chemicals segment recorded an operating profit of RMB14,675 million.

Bolstered refined marketing, strived to expand sales and increase efficiency. The Company overcame the adverse impact of excessive resources, intense competition, and the rebound of the pandemic in certain areas. Further, the Company subdivided the market by region and product type to carry out market analysis, organized and initiated campaigns to expand retail sales volume and profitability creation, as well as promoted the sales and production increase of aviation kerosene. Domestic sales of refined oil products reached 24.195 million tons, representing an increase of 20.9% year-on-year. The Marketing segment recorded an operating profit of RMB3,315 million.

Continued to optimize the structure of gas source, endeavored to promote sales volume and efficiency in peak consumption seasons. The Company fully grasped the advantages of the costs of imported natural gas and seized the favorable opportunity of peak consumption seasons, increased efforts in market development, continued to optimize and adjust its marketing strategy and endeavored to reduce costs. Domestic natural gas sale volume reached 54.655 billion cubic meters, representing an increase of 14.6% year-on-year. The natural gas and pipelines segment recorded an operating profit of RMB18,519 million.

Outlook

The Company will continue to adhere to market-oriented and efficiency-centric principles, emphasize structural adjustments, continue reform and innovation, as well as enhance quality and profitability. The Company will also consolidate its foundation by strengthening safety and environmental protection, and further advance the development of digitization, artificial intelligence, and green and low-carbon transformation, to drive continued superior performance, reward shareholders and give back to society through pragmatic actions.

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Additional information on PetroChina is available at the Company’s website:

http://www.petrochina.com.cn

Issued by PetroChina Company Limited

For further information, please contact:

PetroChina Company Limited

PR Agency (Overseas media):
Hill+Knowlton Strategies	Fax: (852) 2576 1990
Joanne Lam	Tel: (852) 2894 6211
Email: petrochina@hkstrategies.com
PR Agency (Domestic media):
EverBloom Investment Consulting Lt. Co.	Fax: (8610) 8562 3181
Di Shen	Tel: (8610) 5166 3828
Email: zhongshiyou.list@everbloom.com

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